Veritas DGC Inc.

December 16, 2005

Mr. H. Roger Schwall

Assistant Director, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W. Stop 7010

Washington, D.C. 20549-0405

VIA FAX  NO. (202) 772-9368 AND REGULAR MAIL

Re:          Veritas DGC Inc.
Registration Statement on Form S-1
Filed November 4, 2005
(Your File No. 333-116036)

Veritas DGC Inc.
Form 10-K for year ended July 31, 2005
Filed October 12, 2005
(Your File No. 1-7427)

Dear Mr. Schwall:

This letter sets forth the responses of Veritas DGC Inc. (the “Company”) to the comments contained in your letter of December 1, 2005, addressed to Mr. Mark E. Baldwin relating to the Company’s Form 10-K for the year ended July 31, 2005 filed October 12, 2005.  For your convenience, we have repeated each of your comments exactly as given in your letter and set forth our response below each request.

Off-Balance Sheet Arrangements, page 14

1.              We note your disclosure indicating you have a hedging program related to your foreign currency positions and which relate to certain customer agreements.  Please describe to us your hedging program and clarify why you characterize

10300 Town Park Drive, Houston, Texas 77072  Telephone 832/ 351-8300   Facsimile 832/ 351-8701

www.veritasdgc.com

these as off-balance sheet items.  It appears you may need to provide the accounting policy disclosures regarding your hedging and derivative activities in the notes to your financial statements.  Refer to paragraphs 44-45 of SFAS 133.  Additionally, it appears you may need to expand your quantitative and qualitative disclosures regarding your hedging program under Item 7A.  Refer to Item 305(a) of Regulation S-K.

Response:

We had no off-balance sheet instruments as of July 31, 2005 or July 31, 2004. Our discussion of our foreign currency derivatives was intended to provide additional information to the users of our financial statements about our derivative transactions that we may enter into periodically.  In fiscal years 2005 and 2004, we entered into contracts with customers whereby we received payment in the British Pound Sterling and the Norwegian Kroner.  To protect us from currency exchange rate risk, we entered into separate currency transactions with financial institutions.  We recorded the fair value of these derivative instruments in the consolidated balance sheet and the changes in fair value were recognized in our consolidated statement of operations in accordance with SFAS 133.  These derivative instruments did not qualify for hedge accounting treatment under SFAS 133 therefore, we recognized expense related to these instruments in fiscal 2005 and 2004 of approximately $709,000 and $249,000, respectively.

Consolidated Statement of Cash Flows, page 27

2.              Please explain where you have reported your gain on involuntary conversion of assets in determination of operating cash flows.

Response

The gain on involuntary conversion of assets has been reported in the change in accounts receivable since not all of the insurance settlement had been collected as of July 31, 2005.  This amount was included in the change in accounts receivable rather than being presented separately in the consolidated statement of cash flows. The remaining amount was collected in the quarterly period ended October 31, 2005.

In future filings on Forms 10-K and 10-Q, we will specifically disclose where gains or losses on involuntary conversion of assets are reported in the determination of operating cash flows.  In our Form 10-Q for the quarter ended October 31, 2005, filed December 9, 2005, we added the following sentence to Note 3:

This $2.0 million gain in the first fiscal quarter is included as a change in accounts receivable in the consolidated statement of cash flows.

Note 1 Summary of Significant Accounting Policies, page 30

Accounts and Notes Receivable, page 30

3.              Please expand your disclosure to include a general description of the terms associated with your notes receivable, including interest rates, payment terms, and any secured interests. In the event you have long term receivable arrangements, disclose your accounting policy of how you determine current asset classification.

Response:

The description “Accounts and notes receivable” should not include the reference to notes receivable since there were no notes receivable as of July 31, 2005 and July 31, 2004.  If we enter into any notes receivable contracts in the future, we will make the appropriate related disclosures in our financial statements.

Note 3 Long-term Debt, page 35

4.              We note your Convertible Senior Notes appear to have conversion terms which allow for settlement in a variable number of shares under certain circumstances.  Please explain to us how you considered the application of paragraph 12 of SFAS 133 in determining how to account for the embedded conversion option related to your convertible notes.  Additionally, demonstrate whether the conversion feature qualifies as conventional convertible.  Refer to paragraph 4 of EITF 00-19.

Response:

SFAS 133, paragraph 12

Paragraph 12 of SFAS 133 requires an embedded derivative instrument to be separated from the host contract and accounted for as a derivative instrument if three criteria are met.  Our Convertible Senior Notes meet the first two criteria:

a)              The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

•                  This criterion is met in that the conversion feature is tied to the price of our common stock and it is not clearly and closely related to the debt component of the instrument.

b)             The contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable GAAP with changes reported in earnings as they occur.

•                  This criterion is met because the debt component of the host contract would not be remeasured at fair value under applicable GAAP.

c)              The third criterion is that a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to SFAS 133, paragraphs 6-11.  However paragraph 11(a) provides the following exclusion:

Notwithstanding the conditions of paragraphs 6-10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

a.               Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position…

In our case, the option feature is indexed to the Company’s stock; however, determination of whether it would be classified in stockholders equity required consideration of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”

EITF 00-19 - Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

Paragraph 4

Under EITF 00-19, paragraph 4, an evaluation of the conditions necessary for equity classification is not necessary if the contract qualifies as conventional convertible debt. However, as discussed below, our convertible debt does not qualify as conventional convertible debt because it is convertible into both cash and shares.

As noted in paragraph 4 of EITF 00-19, to be considered conventional convertible debt, “the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or an equivalent amount of cash.”  Each Convertible Senior Note would be convertible at the then current stock price times the conversion ratio of 41.6146. This amount would be payable in cash equal to the principal amount of each Convertible Senior Note ($1,000) and the additional amount, if any, payable in shares of our common stock.  For clarity, conversion of all the Convertible Senior Notes at a $40 stock price would result in our payment of $155 million in cash and our issuance of 2.575 million shares of common stock.  This settlement method is prescribed in the indenture and is not at the discretion of any party.

Additional Conditions Necessary for Equity Classification, paragraphs 12-32

Because our contract did not qualify as conventional convertible debt, we continued our evaluation and determined that the conditions under paragraphs 12-32 were met for equity classification.  Each of these conditions is summarized in the following discussion, followed by our analysis:

1.  Net Settlement, paragraph 12

Contracts cannot be accounted for as equity that could require net-cash settlement.

•                  This provision does not preclude equity accounting for our contract since net-cash settlement is not available.

2.  The contract permits the company to settle in unregistered shares, paragraphs 14-18.  To qualify for equity accounting, contracts must allow the company to settle in unregistered shares.

•                  Our contract allows settlement with unregistered shares and therefore qualifies for equity accounting under this requirement.

3.  Sufficient authorized and unissued shares available, paragraph 19

To qualify for equity accounting, the company must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

•                  We have sufficient authorized and unissued shares available.  The Company has 78.5 million shares of common stock authorized with less than 35 million shares issued and outstanding.  The maximum number of shares that could be issued upon conversion is 6.450 million shares (155,000 notes multiplied by the conversion ratio of 41.6146).  Other commitments consist only of shares related to stock options which will not result in the use of a significant portion of the authorized and unissued shares.

4.  Contract limit on number of shares, paragraphs 20-24

For equity accounting treatment, the contract must contain an explicit limit on the number of shares to be delivered in a share settlement.

•                  The conversion calculation results in a limit on the number of shares to be delivered of 6.450 million shares (155,000 notes multiplied by the conversion ratio of 41.6146).

5.  No required cash payments to counterparty for untimely SEC filings, paragraph 25

Equity accounting treatment is available if the contract does not require a net-cash settlement of the potential embedded derivative in the event the company fails to make timely filings with the SEC.

•                  There are no such terms in the contract that require a net-cash settlement of the potential embedded derivative in the event of untimely filings with the SEC; therefore, equity accounting is not precluded.

6.  No cash settled “top-off” or “make-whole” provisions, paragraph 26

Equity accounting is available if there are no cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

•                  There are no such terms in the contract; therefore, equity accounting is not precluded.

7.  Net-cash settlement in specific circumstances, paragraphs 27-28

Generally, if an event that is not within the company’s control could require net-cash settlement of the potential embedded derivative, then the conversion feature must be classified as an asset or a liability.  However, specific circumstances in which holders of shares underlying the contract receive cash in exchange for their shares will not preclude equity accounting.

•                  This is not applicable because the conversion of the potential embedded derivative is to be settled entirely in Company stock.  There are no contract provisions under which the holder would also receive cash in exchange for the conversion feature.

8.  Counterparty rights no higher than that of shareholders, paragraphs 29-31

For equity accounting there can be no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

•                  There are no provisions in the contract providing rights to a counterparty greater than those of a Company shareholder.

9. Collateral, paragraph 32

There can be no requirement in the contract to post collateral at any point or for any reason in order for equity accounting to be available.

•                  No terms requiring collateral are included in the contract.

Overall Conclusion

We concluded that the conversion feature does not require separation from the Convertible Senior Notes host contract because it qualifies for the scope exclusion under SFAS 133, paragraph 11(a).  The conversion feature is indexed to the company’s own stock and qualifies for classification as stockholders’ equity under EITF 00-19.  Therefore the accounting for the Convertible Senior Notes is appropriate given the relevant accounting literature.

Note 7 Employee Benefits, page 40

5.              We note your disclosure indicating you have issued deferred share units which are convertible into common shares when vested on a one for one basis.  Please expand your disclosure to clarify how you account for these deferred shares.  Additionally please reference the authoritative literature supporting your accounting policy in your response.

Response:

In our future filings on Forms 10-K and 10-Q, we will expand our disclosure as follows:

It is our accounting policy to determine the fair value of deferred share units based on the company’s stock price at the date of grant which is then expensed over the applicable vesting period.

As of July 31, 2005, this policy was in effect and was in accordance with the relevant accounting guidance at that time which was Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. As of August 1, 2005, we adopted SFAS 123(R), a revision of SFAS 123, “Accounting for Stock-Based Compensation.”

Note 12 Segment and Geographical Information, page 46

6.              We note that your disclosures do not appear to include depreciation expense and other items which generally accompany segment profit measures and total asset disclosures.  Refer to paragraphs 27-28 of SFAS 131.  Additionally, the type of products and services from which each reportable segment derives its revenues is unclear.  Refer to paragraph 26 of SFAS 131.  Please expand your disclosures to include these items or tell us why you believe this literature would not apply.

Response:

Operating income is the measure of segment profit or loss reviewed by our chief operating decision maker.  We have prepared our segment information based upon the criteria used by management to evaluate the performance of and allocate resources to our segments. Because we do not show depreciation and amortization separately on the consolidated statement of operations and because management does not review depreciation specifically to either evaluate the performance of or allocate resources to our segments, we did not consider it was relevant to our disclosure. However, based upon your comment, we will disclose depreciation and amortization expense by reportable segment under SFAS 131, paragraph 27 in future filings on Forms 10-K and 10-Q.

We agree that the type of products and services from which each reportable segment derives its revenues is unclear without the benefit of the description of our services and markets included under Item 1.Business.  In the future, we will expand the disclosure in our segment information note on Forms 10-K and 10-Q as follows:

We have organized the company into four reportable segments: North and South America (NASA); Europe, Africa, the Middle East and Commonwealth of Independent States (EAME); Asia Pacific (APAC); and Veritas Hampson Russell (VHR).  In NASA, EAME and APAC, we conduct geophysical surveys on both a contract and a multi-client basis. When we conduct surveys on a contract basis, we acquire and process data for a single client who pays us to conduct the survey and owns the data we acquire. When we conduct surveys on a multi-client basis, we acquire and process data for our own account and license that data and associated products to multiple clients.  NASA, EAME and APAC offer a common suite of these products and services to their customers, although each product or service may be adapted to meet the needs of the local markets.  VHR licenses geophysical software and provides geophysical reservoir consulting services.

This disclosure was included in our Form 10-Q for the quarter ended October 31, 2005 filed December 9, 2005.

We thank you for the opportunity to respond to your questions and comments on our recent Form 10-K and hope that we have been helpful.  As discussed in the responses above, we intend to add additional disclosures to our future filings on Forms 10-K and Form 10-Q.  In fact, we have made the changes referred to in our responses to this letter in our most recent Form 10-Q which was filed on December 9, 2005.  Based on the nature of the comments and our responses, we do not believe it is necessary to amend our financial statements for the fiscal year ended July 31, 2005 or our Annual Report on Form 10-K for that period because the clarifications and additional disclosures are not material to the overall disclosure contain therein.  As a result, we have proposed only to make the required changes on a prospective basis.

In accordance with your letter, we acknowledge that:

•                  We at Veritas DGC Inc. are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 832-351-8866 if you have any questions or wish to discuss our response.

Sincerely,

Mark E. Baldwin

Executive Vice President, Chief Financial Officer and Treasurer